Exhibit 99.83

Regulators Extend Comment Period on Draft EIS for Stibnite Gold Project, Idaho

Comment period for the proposed gold and antimony mine will now close on October 28, 2020

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that the U.S. Forest Service (“USFS”) has extended the comment period on the Stibnite Gold Project (“Project”) Draft Environmental Impact Statement (“Draft EIS”). The comment period will now close on October 28, 2020, providing interested parties 75-days in total to submit feedback on the Draft EIS, which is a 67% increase over the legally required 45-day comment period.

“Public involvement has always been an important tenet of the Stibnite Gold Project,” said Laurel Sayer, CEO of Midas Gold Idaho. “The public was integral to helping us develop Alternative 2 of the Draft EIS and we believe public feedback is important in helping develop the final plan for the Stibnite Gold Project. The agency’s decision to extend the comment period by an additional 15-days provides the public and other interested parties more time to participate and should ultimately support a robust record of decision. However, given the amount of public disclosure on the Project over many years, it is also time to move to the next stage of finalizing the EIS and selecting a preferred alternative.”

“For almost a decade now, we have encouraged public review of and engagement in our plans for the redevelopment and restoration of the Stibnite Mining District. In the past 5 years alone, we have made 912 public presentations, taken over 1,800 people on tours of the site, created a robust website with Project information, held monthly open office hours, and have made our subject matter experts available to any community member asking to know more or wanting to provide feedback,” said Sayer. “The U.S. Forest Service has also excelled by providing 24-7 virtual access to the Draft EIS and review materials. With over 1,400 letters received to-date, it is clear many people throughout Idaho feel ready to provide the U.S. Forest Service with their thoughts on the Stibnite Gold Project.”

People who are interested in reviewing the Draft EIS can visit the USFS’ project page at https://www.fs.usda.gov/project/?project=50516. The USFS has also created a virtual meeting room where community members and other stakeholders can learn more about the alternatives outlined in the DEIS and the background to the alternatives. Additionally, there are hard copies of the Draft EIS available for review in multiple communities surrounding the project site. Community members can also learn more about the Project and Midas Gold’s plans at www.RestoreTheSite.com. The public is also invited to attend one of the three webinars Midas Gold hosts each week during the comment period to review the Project and answer questions. To register, visit www.MidasGoldIdaho.com/virtual-events.

Comments on the Project can be submitted through the USFS website https://cara.ecosystem-management.org/Public/CommentInput?Project=50516 or via direct mail to: Linda Jackson, Forest Supervisor, Payette National Forest, 500 North Mission Street Building 2, McCall, Idaho 83638-3805.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, the extension of the comment period and the anticipated effects thereof. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the National Environmental Policy Act (“NEPA”) (including a joint review process involving the USFS, the State of Idaho and other state, federal and local agencies and regulatory bodies) as well as the public comment period, environmental impact statement and record of decision will proceed in a timely manner and as expected; that agency engagement, cooperation and collaboration as contemplated under the MOU will follow the mutually agreed upon schedule set out therein and proceed as expected and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under NEPA; uncertainty surrounding input to be received pursuant to the public comment period and any extension thereof; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.